UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 25, 2019

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis issues summary financial information for the Alcon eye care business ahead of shareholder vote on proposed spin-off

Basel, February 25, 2019 - Novartis today published certain key financial information for the Alcon eye care business covering the full year 2018 ahead of a vote on the proposed 100% spin-off of Alcon at the Novartis Annual General Meeting of Shareholders (AGM) on February 28, 2019.

The issuance of the short form financial information follows the distribution of a brochure for Novartis shareholders that provides further details on the proposed Alcon spin-off. The brochure can be accessed here: https://www.novartis.com/sites/www.novartis.com/files/2019-novartis-agm-alcon-en.pdf

Certain key core1 Alcon financial information FY 20182

($ millions)	Yr End Dec 31, 2018	Yr End Dec 31, 2017	USD %	CC %	Yr End Dec 31, 2017	Yr End Dec 31, 2016	USD %	CC %
Net sales to third parties	7'149	6'785	5	5	6'785	6'589	3	3
Core gross profit	4'541	4'211	8	8	4'211	4'123	2	3
Core gross profit margin (%)	63.5	62.1			62.1	62.6
Core operating income	1'212	1'086	12	12	1'086	1'128	(4)	(1)
Core operating income margin (%)	17.0	16.0			16.0	17.1

Alcon core to IFRS reconciliation FY 20181

Gross Profit

($ millions)	2018	2017	2016	($ millions)	2018	2017	2016
Core gross profit	4'541	4'211	4'123	Core operating income	1'212	1'086	1'128
Amortization of intangible assets	(996)	(1'007)	(1'006)	Amortization of intangible assets	(1'007)	(1'017)	(1'018)
Impairments	(376)		(19)	Impairments	(378)	(86)	(23)
Restructuring items	(1)			Restructuring items	(41)	(30)	(29)
Legal-related & other items	24		13	Legal-related & other items	(34)	(30)	(48)
IFRS reported gross profit	3'192	3'204	3'111	IFRS reported operating (loss)/income	(248)	(77)	10

Carve out financial statements for 2018 will be included in the next update to the Alcon Form 20-F registration statement filed with the US Securities and Exchange Commission (SEC).

Notes

1. Alcon core results, which include core operating income, core gross profit and related margin calculations, fully exclude all amortization and impairment charges of intangible assets, with the exception of software, and certain acquisition related items. The following items that exceed a threshold of USD 10 million are also excluded: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases, legal related items, impairments of property, plant and equipment and financial assets, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a USD 10 million threshold.  Changes in the relative values of non-U.S. currencies to the U.S. dollar can affect the financial results and financial position of Alcon. To provide additional information that may be useful to investors, including changes in sales volume, information about Alcon net sales is presented adjusted for such foreign currency effects. Alcon constant currency measures are calculated by translating the current year's foreign currency values for sales into U.S. dollars, using the average exchange rates from the prior year and comparing them to the prior year values in U.S. dollars. These constant  currency measures are used in evaluating Alcon performance, since they may assist in evaluating the ongoing performance of Alcon from year to year. However, in performing the evaluation, management also considers equivalent measures of performance that are not affected by changes in the relative value of currencies.

2. The business of Alcon did not form a separate legal group of companies in any of the periods presented. As a result, the Alcon financial figures were prepared on a standalone basis and are derived (carved-out) from Novartis consolidated financial statements and accounting records. These figures are meant to depict the Alcon business from the perspective of how it is expected to be constituted as a standalone company following the spin-off, if approved. The figures are not directly comparable to the financial statements of Alcon as a division of Novartis reported in the consolidated financial statements of the Novartis Annual Report. These Alcon financial figures include charges and allocation of expenses related to certain Novartis business support functions and allocations for Novartis corporate general and administration functions. The preparation of carve-out financial statements required management to make certain estimates and assumptions. Management believes that the allocation methodology and the estimates and assumptions used were reasonable and all allocations have been performed on a basis that reasonably reflects the services received by and the costs incurred on behalf of Alcon.

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as "ahead of," "proposed," "would," "will," "expected," or similar expressions, or by express or implied discussions regarding the potential completion of the announced spinoff of Alcon; regarding whether the spinoff is in the best interests of shareholders, regarding the future commercial performance of Novartis or a standalone Alcon company, or regarding any potential strategic benefits, synergies or opportunities as a result of the spinoff; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that the proposed spinoff will be completed in the expected form or within the expected time frame or at all.  Neither can there be any guarantee that Novartis or a standalone Alcon company will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the spinoff or any related actions, within any particular time frame, or at all. Nor can there be any guarantee that shareholders of Novartis or Alcon will achieve any particular level of shareholder returns. Neither can there be any guarantee that the spinoff of Alcon will be in the best interests of shareholders, or that the Novartis Group or any of its divisions, or a standalone Alcon company, will be commercially successful in the future, or achieve any particular credit rating or financial results. In particular, our expectations could be affected by, among other things: an unexpected failure to satisfy the required conditions to the proposed spinoff, or to obtain the shareholder and other approvals needed to complete these actions, or unexpected delays in meeting these requirements; the potential that the strategic benefits, synergies or opportunities expected from the proposed spinoff may not be realized or may take longer to realize than expected; global trends toward health care cost containment, including government, payor and general public pricing and reimbursement pressures and requirements for increased pricing transparency; regulatory actions or delays or government regulation generally; the inherent uncertainties involved in predicting shareholder returns; the successful separation of the Alcon business from the Novartis Group; potential adverse reactions to the proposed transaction by customers, suppliers, strategic partners or key Alcon personnel and potential difficulties in maintaining relationships with such persons; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; the ability of Alcon as a standalone company to obtain or maintain proprietary intellectual property protection; safety, quality or manufacturing issues, including withdrawal of products from the market; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, intellectual property disputes and government investigations generally; uncertainties involved in the development or adoption of potentially transformational technologies and business models; general political, economic and trade conditions, including uncertainties regarding the effects of ongoing instability in various parts of the world; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products or those of Alcon as a standalone company; and uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems or those of Alcon as a standalone company; and other risks and factors referred to in Novartis AG's current Form 20-F on file with the U.S. Securities and Exchange Commission (SEC) or in the initial Form 20-F filed by Alcon with the SEC. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

This press release is not an offer to sell, or a solicitation of an offer to buy or sell, any securities of Novartis or, following the proposed spinoff, of Alcon, and may not be relied upon in connection with the purchase or sale of any such security. Should you wish to invest in Alcon, you should do so solely on the basis of information Alcon will file with the SEC at or around the time of the spinoff, including the section "Risk Factors" included in the Form 20-F. The information filed with the SEC will be available on the SEC's website at www.sec.gov.

About Novartis
Novartis is reimagining medicine to improve and extend people's lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world's top companies investing in research and development. Novartis products reach more than 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 130,000 people of more than 145 nationalities work at Novartis around the world. To learn more, visit www.novartis.com.

About Alcon
Alcon is the global leader in eye care devices. As a division of Novartis, we offer the broadest portfolio of products to enhance sight and improve people's lives. Our products touch the lives of more than 260 million people each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors, and there are millions more who are waiting for solutions to meet their eye care needs. Our purpose is reimagining eye care, and we do this through innovative products, partnerships with eye care professionals and programs that enhance access to quality eye care. Learn more at www.alcon.com (link is external).

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Novartis Media Relations
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E-mail: media.relations@novartis.com

Paul Barrett Novartis Group Communications +41 61 324 5224 (direct) +41 79 797 8137 (mobile) paul.barett@novartis.com	Wes Warnock Alcon Global External Communications +1 817 615 2501 (direct) +1 210 240 4998 (mobile) wes.warnock@alcon.com
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Central		North America
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: February 25, 2019	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting